NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No. 82-4749

09046933

August 27, 2009

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 27, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

SEC
Mail Processing
Section
SEP 08 2009
Washington, DC
121

dlw 9/11

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

AUGUST 27, 2009

News Release: **09-16**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

AIRBORNE GEOPHYSICAL SURVEY EXPANDS GOLD POTENTIAL AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the results of a high resolution airborne magnetic survey that was completed over the Viking gold property in Newfoundland. The results significantly expand the known lateral extent of the Thor Trend and highlight several additional areas prospective for gold mineralization.

The survey was completed by Coordinates Capital Corporation using a helicopter towed magnetometer at an average height of 40 metres above surface. A total of 166 line kilometres were flown over the Viking property at a line spacing of 100 metres.

Dr. Shane Ebert, President of the company commented, "This high resolution magnetic survey appears to be very useful in identifying prospective gold targets under the thin glacial cover which dominates the Viking property. The known Thor Trend shows an excellent correlation with a magnetic low that is likely the result of the destruction of magnetic minerals during hydrothermal alteration and gold mineralization. The magnetic survey suggests the Thor Trend is at least 1200 metres in strike length, and has identified several additional large magnetic lows on the property that could be related to hydrothermal alteration and gold mineralization. Some of these new targets that also contain coincident gold-in-soil anomalies will be tested by trenching and drilling during the current exploration program."

Maps showing the geophysical survey results can be found on the Company's website at www.naminco.ca/viking_magnetics.php

The geophysical survey shows the north-south trending Thor Trend is associated with a 1200 to 1600 metre long magnetic low that is also coincident with a gold-in-soil anomaly. This significantly increases the size potential of the Thor Trend and this 1600 metre long zone will be the main focus for exploration in the coming months. In addition an 800 metre long east-west trending magnetic low intersects the Thor Trend and partially overlaps with strong gold-in-soils. This intersection and the east-west magnetic low itself are favorable exploration targets. Several coincident northeast trending magnetic lows and gold-in-soil anomalies occur west of the Thor Trend, including one that is 2500 metres long and one that is 700 metres long. These anomalies will be trenched and possibly drilled this fall.

Drilling at Viking is scheduled to resume on or about September 7th.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 29 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 27, 2009**

News Release: **09-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

AIRBORNE GEOPHYSICAL SURVEY EXPANDS GOLD POTENTIAL AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the results of a high resolution airborne magnetic survey that was completed over the Viking gold property in Newfoundland. The results significantly expand the known lateral extent of the Thor Trend and highlight several additional areas prospective for gold mineralization.

The survey was completed by Coordinates Capital Corporation using a helicopter towed magnetometer at an average height of 40 metres above surface. A total of 166 line kilometres were flown over the Viking property at a line spacing of 100 metres.

Dr. Shane Ebert, President of the company commented, "This high resolution magnetic survey appears to be very useful in identifying prospective gold targets under the thin glacial cover which dominates the Viking property. The known Thor Trend shows an excellent correlation with a magnetic low that is likely the result of the destruction of magnetic minerals during hydrothermal alteration and gold mineralization. The magnetic survey suggests the Thor Trend is at least 1200 metres in strike length, and has identified several additional large magnetic lows on the property that could be related to hydrothermal alteration and gold mineralization. Some of these new targets that also contain coincident gold-in-soil anomalies will be tested by trenching and drilling during the current exploration program."

Maps showing the geophysical survey results can be found on the Company's website at www.naminco.ca/viking_magnetics.php

The geophysical survey shows the north-south trending Thor Trend is associated with a 1200 to 1600 metre long magnetic low that is also coincident with a gold-in-soil anomaly. This significantly increases the size potential of the Thor Trend and this 1600 metre long zone will be the main focus for exploration in the coming months. In addition an 800 metre long east-west trending magnetic low intersects the Thor Trend and partially overlaps with strong gold-in-soils. This intersection and the east-west magnetic low itself are favorable exploration targets. Several coincident northeast trending magnetic lows and gold-in-soil anomalies occur west of the Thor Trend, including one that is 2500 metres long and one that is 700 metres long. These anomalies will be trenched and possibly drilled this fall.

Drilling at Viking is scheduled to resume on or about September 7th.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 29 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 27, 2009**

News Release: **09-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

AIRBORNE GEOPHYSICAL SURVEY EXPANDS GOLD POTENTIAL AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the results of a high resolution airborne magnetic survey that was completed over the Viking gold property in Newfoundland. The results significantly expand the known lateral extent of the Thor Trend and highlight several additional areas prospective for gold mineralization.

The survey was completed by Coordinates Capital Corporation using a helicopter towed magnetometer at an average height of 40 metres above surface. A total of 166 line kilometres were flown over the Viking property at a line spacing of 100 metres.

Dr. Shane Ebert, President of the company commented, "This high resolution magnetic survey appears to be very useful in identifying prospective gold targets under the thin glacial cover which dominates the Viking property. The known Thor Trend shows an excellent correlation with a magnetic low that is likely the result of the destruction of magnetic minerals during hydrothermal alteration and gold mineralization. The magnetic survey suggests the Thor Trend is at least 1200 metres in strike length, and has identified several additional large magnetic lows on the property that could be related to hydrothermal alteration and gold mineralization. Some of these new targets that also contain coincident gold-in-soil anomalies will be tested by trenching and drilling during the current exploration program."

Maps showing the geophysical survey results can be found on the Company's website at www.naminco.ca/viking_magnetics.php

The geophysical survey shows the north-south trending Thor Trend is associated with a 1200 to 1600 metre long magnetic low that is also coincident with a gold-in-soil anomaly. This significantly increases the size potential of the Thor Trend and this 1600 metre long zone will be the main focus for exploration in the coming months. In addition an 800 metre long east-west trending magnetic low intersects the Thor Trend and partially overlaps with strong gold-in-soils. This intersection and the east-west magnetic low itself are favorable exploration targets. Several coincident northeast trending magnetic lows and gold-in-soil anomalies occur west of the Thor Trend, including one that is 2500 metres long and one that is 700 metres long. These anomalies will be trenched and possibly drilled this fall.

Drilling at Viking is scheduled to resume on or about September 7th.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 29 holes at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 500 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.